JRL CAPITAL CORPORATION

(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

SEC ID No. 8-26657

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For the Year Ended December 31, 2020

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

JRL CAPITAL CORPORATION

Table of Contents

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pacifica, Suite 360
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry R. Law — 949-650-2928 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington St, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry R. Law _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
JRL Capital Corporation _____, as
of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

President
_____
Title

> A notary public or other officer completing this
> certificate verifies only the identity of the
> individual who signed the document to which this
> certificate is attached, and not the truthfulness,
> accuracy, or validity of that document.

_____
Notary Public

RABSY COLLINS
COMM. # 2321941
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. FEB. 21, 2024

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
   of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
   Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
   consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members
JRL Capital Corporation
Newport Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JRL Capital Corporation, as of December 31, 2020, and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to JRL Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 12 through 18 has been subjected to audit procedures performed in conjunction with the audit of JRL Capital Corporation's financial statements. The supplemental information is the responsibility of JRL Capital Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

L MHS, P.C.

LMHS, P.C.
We have served as the JRL Capital Corporation's auditor since 2020.
Norwell, Massachusetts
February 22, 2021

Members of
AICPA

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2020
ASSETS	
Current assets:	
Cash and cash equivalents	$ 48,138
Accounts receivable	93,306
Other Current Assets	25,436
Deferred tax asset	2,960
Prepaid expenses	1,988
	$ 171,828
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 71,306
Total liabilities	71,306
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	5,000
Additional Paid in Capital	68,404
Accumulated Deficit	(6,329)
Net Income	33,447
Total stockholder's equity	100,522
	$ 171,828

STATEMENT OF EARNINGS

	For the Year Ended December 31, 2020
Revenues:	
Commissions	
DPP-Private Placements	$ 905,456
Corporate Notes	170,393
REITs	10,825
Equities	38,432
Mutual Fund	79,773
Insurance Products	13,583
	$ 1,218,462
Other	
Licensing Revenue	509
Due Diligence Fees	180,528
Marketing Fees	48,843
Interest Income	17
	$ 229,897
Total Revenues	$ 1,448,359
Expenses:	
Commissions	979,242
Due Diligence Costs	209,172
General and administrative, and other related party expenses	225,698
Total expenses	$ 1,414,112
Net Income before State Income Taxes	34,247
Provision for income taxes	
State Franchise Tax (min)	(800)
State Income Tax Expense	(800)
Net Income (Loss)	$ 33,447

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ending December 31, 2020

| | Common Stock | | Paid In | Accumulated | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2020	1,000	$ 5,000	$68,404	$ (6,329)	$ 67,075
Net Income	-	-	-	-	33,447
Balance at December 31, 2020	1,000	$ 5,000	$68,404	$ (6,329)	$ 100,522

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CASH FLOWS

For the Year Ending December 31, 2020

	For the Year Ended December 31, 2020
Cash flows used in operating activities:	
Net (loss)	$ 33,447
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
(Increase) Decrease	
Accounts receivable	(56,602)
Prepaid expenses	(60)
Other assets	(117)
Increase (Decrease)	
Accounts payable and accrued expenses	43,966
Taxes Payable	-
Net Increase in Cash	20,634
Cash and cash equivalents at beginning of year	27,504
Cash and cash equivalents at end of year	$ 48,138
Supplemental cash flow information - Cash paid during the year for:	
Income taxes	$ 800

See accompanying notes to financial statements

5

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a relatively small number of registered representatives licensed with the firm. The Company does not; maintain its own securities accounts, trade securities from its own inventory, hold customer funds or securities or perform custodial functions related to the securities transactions. Because of such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

As a small Firm, the Company relies on a relatively small group of registered representatives to generate its operating cash flow, as opposed to firms with larger numbers of representatives.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from transactional investment operations and from debt and equity financing to fund its operations – neither debt nor equity infusions have been needed in recent past. The Company has addressed the factors mentioned above by focusing on its business plan to increase its transactional business through the addition of more representatives and their customer base. Management believes that this plan is sufficient to allow the Company to fund its operations on an annual basis. In the event that additional funds are required, CMG has committed to provide such funding.

Registration

The Company must register with each state department that governs compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services through the registered representatives licensed with the Company. This is facilitated by entering into "selling group and clearing agreements" with product sponsors and/or trading/custodian firms that enable the Company's representatives to sell financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations, which, to date, has never happened. The Company mitigates this risk by dealing with product sponsors and/or trading/custodian firms through an extensive review process.

For the year ended December 31, 2020, there was an increase in overall revenue of 82% over 2019 revenue, with most of the increase due to the activity in two product categories – the 1031 Exchange and alternative asset securities sales. The increase is a result of having a large increase in exchange transactions from 2019. These transactions generally generate much larger fees than traditional securities transactions. 1031 Exchange and alternative asset business accounted for 74% of the Company's commissions revenues, which is a direct result of the enhanced business model enacted by management. As of December 31, 2020, revenues from over thirty product sponsors and trading/custodial firms accounted for the Firm's total revenues, which indicates a broad diversity in revenue sources. While it is possible to correlate an increase or decrease in customer activity to variations in revenue, the current increased activity in alternative investment needs of the customer base and the addition of new representatives to the Firm roster should continue to drive successful numbers to the Firm's revenue base. If the Company's transaction volume decreased, the reduction in commissions could have a significant impact on the Company's commissions and operations. The Company records an allowance for doubtful receivables based on certain factors, including the length of time the receivables are past due and historical collection experience with customers. An allowance for doubtful receivables was not necessary at December 31, 2020.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

For securities brokerage services, the Company recognizes commission revenue on a trade-date basis. For commissions revenue related to real estate and private placement transactions, revenue is recognized upon closing of escrow. Other revenues consist primarily of reimbursement for due diligence costs and revenues earned on marketing assistance programs with third party securities/annuities companies. The Company recognizes these revenues upon notification from the third-party securities/annuity companies of these fees.

Income Taxes

The Company files as part of a consolidated return of JRL Capital Management Group the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes.   Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not, that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate.   The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition at December 31, 2020.

The Company is subject to taxation in the U.S and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2015.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realize-ability of deferred tax assets. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2019, the provision for income taxes consists of the following:

Federal:

California:	
Current (minimum)	(800)
	$ 800

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has cost sharing arrangements for certain operating expenses with CMG. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without this affiliation.

CMG provided the Company with office space, miscellaneous office expenses, due diligence and recruiting support. The Company incurred a total of $167,435 in related party expenses for the year ended December 31, 2020. This was an overall increase of 52% in related party expenses from 2019 primarily due to the significant increase in sales and the fact that the expenses that the Parent used to incur on behalf of the Broker-Dealer were relegated to third-party resources which were recorded as due diligence expenses and cost of goods sold as they were directly tied to the income generated by transactional business. As was noted in previous years there was and will likely continue to be an increase in total related party expenses primarily due to the increase in recruiting new representatives by management. Additionally, in the future increases and decreases in the due diligence expenses tied to Alternative Investments, Direct Private Partnership and 1031 Exchange business will be tied more closely to the overall transactional activity of the Firm and expenses incurred through CMG. These costs were reimbursed to CMG from the revenue generated by these transactions.

NOTE 3 – RELATED PARTY TRANSACTIONS, continued

In addition to costs of goods sold and due diligence cost increases related to additional transaction income. The firm moved its offices in the 4th quarter of 2020. A portion of these costs ($13,050) were allocated to the firm. At December 31, 2020, the Company has no amount recorded in accounts payable and accrued expenses related to other related party expenses to CMG.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees as part of traditional dealer Agreements, under which it may be required to make payments to a guaranteed or indemnified party, in relation to cancelled or failed transactions. The Company also indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for any of these obligations and as such no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Legal

The Company, on occasion, consults with securities counsel regarding questions related to operations or securities matters. Further there is the possibility that the Firm could be involved from time to time in arbitration or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters would not likely have a material adverse effect on the Company's financial statements. No litigation or claims are ongoing or anticipated as of December 31, 2020. Additionally, ownership has been considering options to merge or sell the firm in a staged transaction structure as current ownership looks to migrate away from the business. Both securities and corporate counsel have been asked to assist in this process, the cost of which will be shared by the Company under the Expense Sharing Agreement.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2020, under the most restrictive requirement, the Company had net capital of $83,106 - which was $78,106 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.86 to 1.

NOTE 6 – FAIR VALUE

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials

NOTE 7 – RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date, the company has adopted the recently issued accounting standards as of January 1, 2018, with no change, using the modified method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. Substantially all revenue is earned at a point in time.

Lease Accounting Standard

In February 2016, the FASB issued ASU 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. During 2019 the Company consulted with its Controller and its operating CPA Firm on this matter and determined that there were no leases of equipment or facilities that are for periods of time beyond thirty days (30 days). As such JRL has no reportable liability to show on its financial statements as of December 31, 2020.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2021, the date which the financial statements were available to be issued. As a result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other matters that may come up going forward are unknown at this time.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 100,522	$ 100,522	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	0	0	-
Accounts receivable	11,860	11,860	-
Deferred tax asset	2,960	2,960	-
Prepaid expenses	2,089	2,089	-
Haircut on securities	507	507	-
Total deductions and/or charges	17,415	17,415	-
Net capital	83,106	83,106	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 78,106	$ 78,106	$ -
Total aggregate indebtedness	$ 71,306	$ 71,306	$ -
Ratio of aggregate indebtedness to net capital	0.86 to 1	0.86 to 1	

There were no differences between the Focus Report and the audit numbers.

Schedule II
Determination of Reserve Requirements
Under rule 15c-3-3 of the Securities and Exchange Commission

The company is exempt from the Reserve Requirement of computation
Accounting to the provision of Rule 15c-3-3(k)(1), (k)(2)(i) and (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirement Under Rule 15c-3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(1), (k)(2)(i) and (k)(2)(ii).

JRL CAPITAL CORPORATION

Exemption Report of JRL Capital Corporation

JRL Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(1), (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1), (k)(2)(i) and (k)(2)(ii) throughout the year ended December 31, 2020 without exception.

JRL Capital Corporation

I, Larry Law, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____
President

Date: _____ February 22, 2021 _____

20371 IRVINE AVENUE • SUITE A-140 • NEWPORT BEACH, CA 92660 • 949/650-2928 • FACSIMILE 949/650-2927
BROKER/DEALER - MEMBER FINRA & SIPC • REGISTERED INVESTMENT ADVISORY SERVICES OFFERED THROUGH JRL CAPITAL ADVISORS, LLC



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
JRL Capital Corporation
Newport Beach, California

We have reviewed management's statements, included in the accompanying JRL Capital Corporation Exemption Report in which (1) JRL Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which JRL Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (k)(1), k(2)(i) (the "exemption provision") and (2) JRL Capital Corporation, stated that JRL Capital Corporation met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. JRL Capital Corporation management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), (k)(1), k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

February 22, 2021